From:            Magovern, Andrea Ottomanelli
To:              Robert Rhatigan; Fields, Brent J.; Parachkevov, Asen; Hahn,
Jaea F.
Cc:              Greg Collett; John H. Lively; J. Stephen King Jr.
Subject:         RE: ETF Opportunities Trust - REX-Osprey(TM) SOL + Staking ETF
& REX-Osprey(TM) ETH +Staking ETF
Date:            Friday, June 27, 2025 2:29:00 PM
Attachments:     image001.png
                 image002.png



Hi Bobby. The staff has no further comments at this time. Thanks.



Andrea Ottomanelli Magovern
Assistant Director
Division of Investment Management

OFFICE +1 202-551-6768
magoverna@sec.gov




From: Robert Rhatigan <robert.rhatigan@practus.com>
Sent: Friday, June 27, 2025 1:53 PM
To: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>; Parachkevov, Asen
<parachkevova@SEC.GOV>; Hahn, Jaea F. <HahnJa@SEC.GOV>
Cc: Greg Collett <gcollett@rexfin.com>; John H. Lively
<john.lively@practus.com>; J. Stephen King Jr.
<stephen.king@practus.com>
Subject: ETF Opportunities Trust - REX-Osprey(TM) SOL + Staking ETF & REX-Osprey(TM) ETH
+Staking ETF


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Hi Andrea:

Can you please confirm whether all of the Staff   s comments on the latest
485(b) filing for
the REX-Osprey(TM) SOL + Staking ETF and REX-Osprey(TM) ETH + Staking ETF, each series of ETF Opportunities Trust, have been resolved, or if there are any further comments that need to be addressed?

Regards,
 Bobby




Robert (Bobby) Rhatigan
Partner

(703) 215-8011
robert.rhatigan@practus.com
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